The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration.

EQU: TSX, NYSE

Equal Energy Announces Increase in Bought Deal Financing to CAD$35 Million

Calgary, Alberta – (CNW – June 17, 2010) Equal Energy (“Equal” or the “Company”) is pleased to announce that the Company has reached an agreement with a syndicate of underwriters (the "Underwriters") to increase its previously announced Offering to a total size of CAD$35,100,000. Under the agreement, the Underwriters will now purchase from Equal 5,200,000 common shares at an issue price of CAD$6.75 per Common Share.  All other terms and conditions of the Offering remain the same as previously announced.  Proceeds from the Offering will be used to fund the Company’s ongoing capital expenditure program and for general corporate purposes.

The Common Shares are being offered in all provinces of Canada by way of a short form prospectus, and in other jurisdictions pursuant to applicable exemptions from registration and prospectus requirements. Closing of the Offering is scheduled to occur on July 9, 2010, and is subject to certain conditions including the approval of the Toronto Stock Exchange and the receipt of necessary regulatory approvals.

This press release is issued pursuant to Rule 135c of the United States Securities Act of 1933 and shall not constitute an offer to sell or the solicitation of an offer to buy any securities of Equal in any jurisdiction in which such offer, solicitation or sale would be unlawful.

For further information please contact:

Blaine Boerchers
Chief Financial Officer
(403) 263-0262 or (877) 263-0262

info@equalenergy.ca
www.equalenergy.ca

Forward-Looking Statements
Certain information in this press release constitutes forward-looking statements under applicable securities law. Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may," "should," "anticipate," "expects," "seeks" and similar expressions. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with oil and gas production; marketing and transportation; loss of markets; volatility of commodity prices; currency and interest rate fluctuations; imprecision of reserve estimates; environmental risks; competition; incorrect assessment of the value of acquisitions; failure to realize the anticipated benefits of acquisitions or dispositions; inability to access sufficient capital from internal and external sources; changes in legislation, including but not limited to income tax, environmental laws and regulatory matters. Readers are cautioned that the foregoing list of factors is not exhaustive.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Additional information on these and other factors that could affect Equal's operations or financial results are included in Equal's reports on file with Canadian and U.S. securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov), Equal's website (www.equalenergy.ca) or by contacting Equal.  Furthermore, the forward looking statements contained in this news release are made as of the date of this news release, and Equal does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by securities law.